Despegar.com, Corp.

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

December 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: John Dana Brown

Re:	Despegar.com, Corp.
Amendment No. 2 to Registration Statement on Form F-1 on
Form F-3 (File No. 333-226869)

Dear Mr. Brown:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Despegar.com, Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Amendment No. 2 to Registration Statement on Form F-1 on Form F-3 (the “Amendment”) effective at 8:30 a.m. Eastern Time on December 19, 2018 or as soon thereafter as practicable.

The Company hereby authorizes Albert Vanderlaan of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please provide a copy of the Commission’s order declaring the Amendment effective to Albert Vanderlaan at Gunderson Dettmer, One Marina Park Drive, Suite 900, Boston, MA 02210. If possible, please also send such order by email to the attention of Albert Vanderlaan at avanderlaan@gunder.com.

Thank you for your attention on this matter.

Very truly yours,

DESPEGAR.COM, CORP.

By:	/s/ Juan Pablo Alvarado
Name:	Juan Pablo Alvarado
Title:	General Counsel

cc:	Jeffrey Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Albert Vanderlaan, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP